FORM 6-K


02052011

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2002

<u>COLT TELECOM GROUP plc</u>
(Translation of Registrant's Name into English)

15 Marylebone Road
London
NW1 5JD
England

_____
(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ___

(Indicate by check mark whether the Registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934)

Yes ___ No _X_

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with
Rule 12g3-2(b): 82-_____)

This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362), in the Registrant's

Enclosure: Notification of Interest dated 8th August 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.

Date: 8th August 2002   COLT Telecom Group plc

                                      By:

                                      Mark A. Jenkins
                                      Legal Services Director

Notification of interests in shares under

Section 198 of the Companies act 1985

AVS: 801541

RNS: 7447Z

1. **Name of Company**

   COLT Telecom Group plc

2. **Name of Shareholder having a major interest**

   Fidelity International Limited

3. **Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18**

   Notification is in respect of Ordinary Shares registered in the name of the Shareholder named in 2 above.

4. **Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them**

   Fidelity International Limited; 69,861,167

5. **Number of shares/amount of stock acquired**

   5,586,333

6. **Percentage of issued class**

   Less than 1%

7. **Number of shares/amount of stock disposed**

   N/A

8. **Percentage of issued Class**

   N/A

9. **Class of security**

   Ordinary Shares of 2.5p

10. **Date of Transaction**

    Between 14th March and 6th August 2002

11. **Date Company informed**

    7th August 2002



12. **Total holding following this notification**

    75,447,500

13. **Total percentage holding of issued class following this notification**

    5.01%

14. **Any additional information**

    Fidelity International Limited is related to FMR Corp. through certain common ownership, therefore FMR Corp. is interested in these shares and holds in aggregate 54.84% of the issued share capital of the Company.

15. **Name of contact and telephone number for queries**

    John Doherty: 0207 390 3681

16. **Name and signature of authorised company official responsible for making this notification**

Mark A. Jenkins

Company Secretary

Date of Notification: 8ᵗʰ August 2002